GRAZE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023 AND 2022

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022:

INDEPENDENT AUDITOR'S REPORT

GRAZE, INC.

BALANCE SHEETS

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,162	$ 61,171
Due from related party	-	15,450
Subscription receivable	-	12,185
Prepaid expenses	6,150	-
Total current assets	26,312	88,806
Property and equipment, net	13,309	19,680
Total assets	$ 39,621	$ 108,486
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable, related parties	$ 1,017,263	$ 490,021
Accounts payable and accrued liabilities	488,096	-
Deferred revenue	15,100	500
Total current liabilities	1,520,459	490,521
Future equity obligations	73,050	73,050
Total liabilities	1,593,509	563,571
Commitments and contingencies (Note 12)		
Stockholders' deficit:		
Series A Preferred stock, $0.0001 par value, 2,830,278 shares authorized, 2,693,124 shares issued and outstanding as of both December 31, 2023 and 2022 ; liquidation preference of $15,620,119 as of both December 31, 2023 and 2022	269	269
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 736,993 shares issued and outstanding as of both December 31, 2023 and 2022; liquidation preference of $368,497 as of both December 31, 2023 and 2022	74	74
Undesignated Preferred stock, $0.0001 par value, 4,419,722 shares authorized as of both December 31, 2023 and 2022	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,211,070 shares issued and outstanding as of both December 31, 2023 and 2022	221	221
Common stock, $0.0001 par value, 30,000,000 shares authorized, 579,833 and 29,709 shares issued and outstanding as of December 31, 2023 and 2022, respectively	58	3
Additional paid-in capital	23,162,810	20,666,632
Treasury stock	(301,229)	(301,229)
Loan and interest receivable, related party	(287,429)	(279,659)
Accumulated deficit	(24,128,662)	(20,541,396)
Total stockholders' deficit	(1,553,888)	(455,085)
Total liabilities and stockholders' deficit	$ 39,621	$ 108,486

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2023	2022
Net revenue	$ -	$ -
Operating expenses:		
Research and development	1,060,522	5,519,515
Advertising and marketing	1,254,279	1,287,074
General and administrative	1,287,534	775,954
Total operating expenses	3,602,335	7,582,543
Loss from operations	(3,602,335)	(7,582,543)
Other income (expense):		
Interest income	7,770	46,131
Other income	15,000	842
Interest expense	(2,319)	(57,522)
Loss on sale of the asset	(5,382)	-
Total other income (expense), net	15,069	(10,549)
Provision for income taxes	-	-
Net loss	$(3,587,266)	$(7,593,092)
Weighted average common shares outstanding - basic and diluted	346,023	3,134
Net loss per common share - basic and diluted	$ (10)	$ (2,423)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock				Class F Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Loan and Interest Receivable, Related Party	Accumulated Deficit	Total Stockholders' Deficit
	Series A		Series A-1										
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2021	1,838,487	$ 184	736,993	$ 74	2,211,070	$ 221	-	$ -	$ 12,877,342	$ (301,229)	-	$(12,948,304)	$ (371,712)
Issuance of Series A preferred stock from Regulation A offering	846,016	85	-	-	-	-	-	-	4,911,681	-	-	-	4,911,766
Issuance of Series A preferred stock from subscriptions	8,621	-	-	-	-	-	-	-	50,002	-	-	-	50,002
Issuance of common stock from Regulation A offering	-	-	-	-	-	-	29,709	3	214,631	-	-	-	214,634
Reallocation of loan, and interest to related party, net of repayments	-	-	-	-	-	-	-	-	-	-	(279,659)	-	(279,659)
Offering costs	-	-	-	-	-	-	-	-	(291,206)	-	-	-	(291,206)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	2,859,671	-	-	-	2,859,671
Stock compensation expense	-	-	-	-	-	-	-	-	44,511	-	-	-	44,511
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,593,092)	(7,593,092)
Balances at December 31, 2022	2,693,124	269	736,993	74	2,211,070	221	29,709	3	20,666,632	(301,229)	(279,659)	(20,541,396)	(455,085)
Interest income on loan receivable, related party	-	-	-	-	-	-	-	-	-	-	(7,770)	-	(7,770)
Issuance of common stock from Regulation A offering	-	-	-	-	-	-	364,939	36	2,650,576	-	-	-	2,650,612
Stock compensation expense	-	-	-	-	-	-	-	-	3,703	-	-	-	3,703
Option exercised	-	-	-	-	-	-	185,185	19	49,981	-	-	-	50,000
Offering costs	-	-	-	-	-	-	-	-	(208,082)	-	-	-	(208,082)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(3,587,266)	(3,587,266)
Balances at December 31, 2023	2,693,124	$ 269	736,993	$ 74	2,211,070	$ 221	579,833	$ 58	$ 23,162,810	$ (301,229)	$ (287,429)	$(24,128,662)	$ (1,553,888)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (3,587,266)	$(7,593,092)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt	15,450	-
Stock-based compensation expense	3,703	44,511
Depreciation	4,007	4,295
Interest income	(7,770)	21,215
Loss on sale of assets	5,382	-
Changes in operating assets and liabilities:		
Prepaid expenses	(6,150)	-
Accounts payable, related parties	527,242	3,242,985
Accounts payable and accrued liabilities	488,097	(64,063)
Deferred revenue	14,600	-
Interest payable, related party	-	(17,651)
Net cash used in operating activities	(2,542,705)	(4,361,800)
Cash flows from investing activities:		
Isssuance of loans to related parties	-	(5,226,526)
Repayments of loans from related parties	-	4,883,026
Sale of property and equipment	11,500	-
Purchase of property and equipment	(14,519)	(23,975)
Net cash used in investing activities	(3,019)	(367,475)
Cash flows from financing activities:		
Proceeds from related party loans	-	1,136,622
Repayments of related party loans	-	(1,436,729)
Proceeds from issuance of preferred stock	-	5,073,482
Proceeds from issuance of common stock	2,700,612	204,182
Proceeds from future equity obligations	-	73,050
Collection of subscription receivable	12,185	-
Offering costs	(208,082)	(291,206)
Net cash provided by financing activities	2,504,715	4,759,401
Net change in cash and cash equivalents	(41,009)	30,126
Cash and cash equivalents at beginning of year	61,171	31,045
Cash and cash equivalents at end of year	$ 20,162	$ 61,171
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 2,319	$ -
Supplemental disclosure of non-cash financing activities:		
Warrants issued from settlement of accounts payable, related party	$ -	$ 2,859,671
Loans and interest receivable offset to accounts payable, related party	$ -	$ 411,056
Loans and interest receivable offset to notes and interest payable, related party	$ -	$ 15,500
Series A preferred stock subscribed not yet received	$ -	$ 1,733
Common stock subscribed not yet received	$ -	$ 10,452

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO THE FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1. NATURE OF OPERATIONS

Graze, Inc. (the "Company") is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $3,587,266 and $7,593,092 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $24,128,662 and had limited liquid assets to satisfy its obligations as they come due with $20,162 of cash and a working capital deficit of $1,494,147. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock, as such the conversion ratio of Class F, Series A preferred and Series A-1 preferred has adjusted accordingly. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful life of property and equipment, the valuations of future equity obligations, common stock, warrants and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the statements of operations. Comparative figures have been adjusted to conform to the current year's presentation. These reclassifications had no effect on the reported net loss.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2023 and 2022, all of the Company's cash and cash equivalents were held at one accredited financial institutionand did not exceed federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

· Level 1—Quoted prices in active markets for identical assets or liabilities.

· Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

· Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's financial assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized. As of December 31, 2023 and 2022, the Company had $15,100 and $500, respectively, in deferred revenue related to customer deposits.

Advertising and Marketing

. Advertising and marketing costs were $1,252,810 and $1,287,074 for the years ended December 31, 2023, and 2022, respectively.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the Company's property and equipment. The Company's vehicle is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the years ended December 31, 2023 and 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	**2022**
Series A preferred stock	5,386,248	5,386,248
Series A-1 preferred stock	1,473,986	1,473,986
Class F stock	4,422,140	4,422,140
Options to purchase common stock	672,578	1,643,026
Warrants	2,823,493	2,823,493
Total potentially dilutive shares	14,778,445	15,748,893

As of December 31, 2023, there is an indeterminable number of dilutive shares under the Company's SAFE.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2023 and 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	December 31,			
	2023		2022	
Vehicle	$	-	$	23,975
Trailer		14,519		-
Less: Accumulated depreciation		(1,210)		(4,295)
Property and equipment, net	$	13,309	$	19,680

During the year ended December 31, 2023, the vehicle was sold for $11,500, resulting in a loss of $5,382 on the sale.

Depreciation expense was $4,007 and $4,295 for the years ended December 31, 2023 and 2022, respectively.

5. LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2023 and 2022:

	Outstanding Balance as of December 31,			
Name	2023		2022	
Future VC, LLC	$	259,000	$	259,000
	$	259,000	$	259,000

During 2023 and 2022, the Company netted certain loan and interest receivables totaling $0 and $426,556, respectively, against related party accounts payables, related party notes payable and related accrued interest payable with the corresponding related party entities.

In 2021, the Company extended all maturities on outstanding loans to varying dates in 2023. All loans bear interest at 3% per annum. The Company's outstanding loan with Future VC, LLC is due and demandable as of December 31, 2023. The loan balance due to Future VC, LLC as of December 31, 2023 remained outstanding as of the issuance date and therefore was included as contra equity in the balance sheet.

In 2022, the Company loaned an aggregate of $5,226,526 to related party entities, of which $4,883,026 was repaid. In 2023, no additional loans were provided to related party entities, and no outstanding amounts from prior loans were repaid during the year.

During the years ended December 31, 2023 and 2022, the Company recognized interest income of $7,770 and $46,131, respectively. Accrued interest receivable outstanding as of December 31, 2023 and 2022 was $28,429 and $20,659, respectively.

6. LOAN PAYABLE, RELATED PARTY

During 2023 and 2022, the Company netted certain loan and interest receivables against related party notes payable and related accrued interest payable totaling $0 and $15,500, respectively, with the corresponding related party entities.

During 2022, the Company received and paid loans with related parties amounting to $1,136,622 and $1,436,729, respectively. In 2023, the Company neither received nor paid any loans involving related parties.

During the years ended December 31, 2023 and 2022, the Company incurred interest expense of $0 and $57,522, respectively.

As of December 31, 2023 and 2022, there was no principal or accrued interest outstanding.

7. FUTURE EQUITY OBLIGATIONS

In 2022, the Company entered into a Simple Agreement for Future Equity ("SAFE") for an aggregate purchase amount of $73,050. The SAFE is subject to a valuation cap of $60,000,000.

If there is an equity financing of preferred stock before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred stock in the triggering offering; or (2) the number of shares of preferred stock derived from a $60,000,000 valuation of the Company's fully diluted capitalization.

If and upon a liquidity event, the SAFE holders are entitled to either repayment of the purchase amount or the amount that would be payable based on the number of shares of common stock as if the SAFE was converted to common stock at a price per share derived from a $60,000,000 valuation on the Company's fully diluted capitalization at the time of the liquidity event.

If and upon a dissolution event, the SAFE holders are entitled to repayment of the purchase amount. With respect to the liquidation and dissolution events, the SAFE are senior to common stock, on par with preferred stock, and junior to debts.

8. STOCKHOLDERS' DEFICIT

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In July 2022, the Company's amended and restated certificate of incorporation increased the number of authorized shares of Preferred Stock from 5,000,000 shares to 8,000,000 shares, and the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares. Of the 8,000,000 shares authorized for preferred stock, 2,830,278 shares are designated as Series A preferred stock, 750,000 shares are designated as Series A-1 preferred stock, and 4,419,722 shares of preferred stock were undesignated.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Holders of Series A preferred stock, Series A-1 preferred stock and Series A-2 preferred stock shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A preferred stock, Series A-1 preferred stock and Series A-2 preferred stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2023, and 2022, the liquidation preferences for Series A and Series A-1 Preferred Stock remained at $15,620,119 and $368,497, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into two shares of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into two shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a liquidation preference of $0.50 per share and exclusion from the stock's voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F conversion ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A conversion price. The Series A Conversion price is (i) $2.90 per share in the case of the Series A Preferred Stock and (ii) $0.25 per share in the case of the Series A-1 Preferred Stock. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In 2023, the Company issued 364,939 shares of common stock for gross proceeds of $2,650,612 related to Regulation A offering executed in 2022. The Company incurred offering costs of $208,082 related to this offering.

In 2023, a shareholder exercised stock options for 185,185 shares of common stock. The Company received proceeds of $50,000.

In 2022, the Company executed Regulation A offering of common stock in October 2022 for a maximum of 1,056,338 shares at $7.10 per share. As of December 31, 2022, the Company issued 29,709 shares of common stock from this offering for a total gross proceeds of $214,634, including a holdback of $10,452 which is recorded under subscription receivable in balance sheets. The Company incurred offering costs of $5,579 in 2022 related to this offering.

In 2022, the Company completed a Regulation A offering of Series A preferred stock executed in 2021. Under this offering, the Company issued an aggregate of 846,016 shares of Series A preferred stock in 2022, including 473 shares issued to StartEngine as broker compensation, for total gross proceeds of $5,023,481 or $5.80 per share. The Company incurred $285,627 in offering costs pertaining to this offering, including a holdback of $1,733 as of December 31, 2022 and included in subscription receivable in the balance sheets.

In 2022, the Company issued 8,621 shares of Series A preferred stock from subscriptions for proceeds of $50,002.

9. **STOCK-BASED COMPENSATION**

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 4,658,136 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2023, there were 3,800,373 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2023 and 2022 is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	1,447,680	$	0.26	$	35,222
Granted	210,456		0.29		
Exercised	-		-		
Forfeited	(15,110)		0.25		
Outstanding as of December 31, 2022	1,643,026	$	0.26	$	34,693
Granted	-				
Exercised	(185,185)	$	0.27		
Forfeited	(785,263)	$	0.27		
Outstanding as of December 31, 2023	672,578	$	0.25	$	22,277
Exercisable as of December 31, 2023	671,245	$	0.25	$	22,243
Exercisable as of December 31, 2022	1,161,985	$	0.26	$	29,807

No new options were granted during the year ended December 31, 2023. The fair value of common stock for options granted during the year ended December 31, 2022, was $0.18 per share. As of December 31, 2023, the weighted average duration to expiration of outstanding options was 4.04 years.

Stock-based compensation expense for stock options of $1,197 and $40,679 were recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $169 as of December 31, 2023, which will be recognized over a weighted average period of 0.25 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	n/a	2.85%
Expected term (in years)	n/a	7.00
Expected volatility	n/a	60%
Expected dividend yield	n/a	0%
Fair value per stock option	n/a	$0.18

Warrants

In October 2019, the Company granted 347,022 warrants with an exercise price of $0.25 per share to a consultant as consideration for services. The grant-date fair value was $0.07 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. In 2021, the second milestone had been achieved and stock-based compensation $3,759 was recognized in 2022 and $2,506 was then recognized in 2023 as the warrants vested. As of December 31, 2023 and 2022, 231,348 and 192,790 warrants were exercisable, respectively. No additional milestones were achieved in 2023.

During 2022, the Company issued 4,310 warrants which vested immediately and recognized $73 of stock compensation expense in 2022. The warrants are exercisable for 2 years with exercise price of $0.29 per share.

Refer to Note 11 for warrants issued to a related party in settlement of accounts payable in 2022.

A summary of information related to warrants for the years ended December 31, 2023 and 2022 is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	1,833,090	$	0.27	$	30,887
Granted	990,403		0.29		
Forfeited	-				
Outstanding as of December 31, 2022	2,823,493	$	0.27	$	30,887
Granted	-		-		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2023	2,823,493	$	0.27	$	30,887
Exercisable as of December 31, 2023	2,707,819	$	0.28	$	26,828
Exercisable as of December 31, 2022	2,669,261	$	0.28	$	25,488

As of December 31, 2023, the weighted average duration to expiration of outstanding warrants was 7.78 years.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended December 31,			
	2023		2022	
General and administrative expenses	$	689	$	27,966
Research and development expenses		3,014		16,545
	$	3,703	$	44,511

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $4,804,994 and $3,584,873, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 3,031,208	$ 3,452,795
Cash to accrual differences	419,410	132,078
Unamortized research and development costs	1,354,376	-
Valuation allowance	(4,804,994)	(3,584,873)
Net deferred tax assets	$ -	$ -

A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

	December 31,	
	2023	2022
Statutory federal income tax rate	21%	21%
State income taxes net of federal income tax benefit	9%	9%
Change in valuation allowance	-30%	-30%
Effective income tax rate	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $4,804,994 and $3,584,873 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $1,220,121 and $1,236,195 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.11%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $10,783,380 and $12,283,152, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2023-2023 tax years remain open to examination.

11. RELATED PARTY TRANSACTIONS

Refer to Notes 5 and 6 for detail on the Company's loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2023, the Company had accounts payable of $592,263 with Vebu Labs, Inc. and $425,000 with Wax, Inc. As of December 31, 2022, the Company had accounts payable of $90,021 with Vebu Labs, Inc. and $400,000 with Wax, Inc., respectively.

The Company entered into agreements with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2023, the Company incurred $1,394,802 of fees under these agreements, including $1,022,161 payable in cash and $372,641 for which the Company intends to satisfy through the issuance of warrants. During 2022, the Company incurred $6,881,599 of fees under these agreements, including $4,482,582 payable in cash and $2,399,017 for which the Company intends to satisfy through the issuance of warrants. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Vebu Labs, Inc. was $0 and $3,163,149 in 2023 and 2022, respectively, due to the markup on labor and material costs.

In 2023, the Company did not issue any warrants to Vebu Labs, Inc. In 2022, the Company issued 986,093 warrants to purchase common stock to Vebu Labs, Inc. pursuant to the agreement as noted above. The warrants have exercise prices of $0.27 - $0.29 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

| | Year Ended December 31, | |
	2023	2022
Risk-free interest rate	n/a	3.01% - 4.06%
Expected term (in years)	n/a	5 years
Expected volatility	n/a	60.00%
Expected dividend yield	n/a	0%
Fair value per warrant	n/a	$0.155 - $0.0159

The fair value of the warrants granted in 2022 was $152,923, as determined by the Black-Scholes option pricing model. In 2022, the Company recorded accounts payable totaling $2,859,671 pertaining to the fair value of the services incurred, including an excess of $2,706,748 of the fair value of the warrants. Accordingly, $2,859,671 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services and services related to its Regulation A offerings. During 2023 and 2022, the Company incurred fees from Wax Inc. amounting to $350,000 and $350,000, respectively, which were included in accounts payable, related party in amounts of $425,000 and $400,000 as of December 31, 2023 and 2022, respectively.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2023 and 2022:

| | | Year Ended December 31, | |
		2023	2022
Research and development	$	832,768	$ 5,502,283
Advertising and marketing		896,584	1,623,194
General and administrative		15,450	-
	$	1,744,802	$ 7,125,477

12. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13. SUBSEQUENT EVENTS

In 2024, the Company formed a wholly-owned subsidiary, Graze Robotics Inc ("Graze Robotics").

Convertible Promissory Note Issuance

On May 21, 2024, The Company issued a convertible promissory note to Bruss Ventures, LLC, for proceeds of $300,000. The note allows for the conversion into equity under specific conditions outlined in the note purchase agreement.

Issuance of Securities

In 2024, the Company authorized the issuance of 204,235 common shares to preferred shareholders on May 1, 2024, as directed by the board resolution. This issuance adhered to the Company's regulations and applicable securities laws.

Additionally, on July 24, 2024, the Company issued 794,735 common shares in accordance with the board resolution.

Settlement Agreement with Vebu Inc.

On July 2, 2024, the Company and Graze Robotics entered into a settlement agreement with Vebu Inc. and related parties to resolve ongoing commercial and financial disputes. As part of the settlement, the Company issued $180,000 in equity warrants to Vebu, Inc alongside warrants for 54,886.8 shares of common stock. Upon receiving additional equity financing of $500,000, the Company agreed to pay $200,000 plus accrued interest, each to Buck Jordan and Vebu, Inc.

Management has evaluated subsequent events through October 1, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.